FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, the Chilean Financial Market Commission and local Stock Exchanges, informing that Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada have subscribed a Strategic Alliance Framework Agreement with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A.

Santiago, January 28, 2019

Mr. Mario Farren Risopatrón

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent,

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as essential information regarding this institution, that Banco de Chile (the “Bank”) and its subsidiary Banchile Corredores de Seguros Limitada (“Banchile”), on this date, have subscribed a Strategic Alliance Framework Agreement with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A., (together the “Companies”) that establishes the general terms and conditions under which the Bank will, for a period of 15 years, grant exclusive access to the Companies for them to supply insurance to the Bank’s customers through the Bank’s face-to-face and digital channels, and throughout Banchile (the “Agreement”), subject to the exclusions agreed thereupon by the parties.

The amounts involved in the 15 years Agreement mentioned above, include a payment to the Bank of 5,367,057.-  Unidades de Fomento on the date of the execution of the agreements listed below, in accordance with the terms and conditions thereof, and annual payments subject to the fulfillment of insurance sales objectives during the term of the Agreement.

The Agreement considers the execution of the following documents, subject to the condition set forth below:

a) Exclusive Access to Distribution Channels Contract between the Bank and the Companies

By virtue of which the Bank will grant the Companies exclusive access to the Distribution Channels for the offer and commercialization of their insurances policies through Banchile.  Such exclusive access shall be subject to the limits, requirements and exclusions established by the applicable regulations and the Agreement.

b) Insurance Supply, Intermediation and Distribution Agreements between Banchile and the Companies

Each of the Companies shall enter into an insurance supply, intermediation and distribution agreement with Banchile, whereby Banchile shall undertake to intermediate and offer, on exclusive terms, certain lines of insurance products of the Companies. This exclusivity shall be subject to the limits and requirements established by the applicable regulations and the Agreement.

c) Trademark Use Agreement between the Bank and the Companies

Companies shall enter into a trademark use agreement with the Bank under which the Companies shall obtain the right to use the “Banchile” trademark for their insurance products.

d) Collection Agreement between the Bank and the Companies

Each Company shall enter into a collection agreement with the Bank whereby it shall designate the Bank as the collector of any premiums paid by Clients who bought insurance with the Companies.

The execution of the agreements referred to in letters a) to d) is subject to the condition that the National Economic Prosecutor’s Office approves the execution of all of them, for which purpose the parties will notify the transaction in accordance with Chapter IV of Decree-Law No. 211.

Sincerely,

Eduardo Ebensperger Orrego
Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2019.

Banco de Chile

/s/ Eduardo Ebensperger O.
By: Eduardo Ebensperger O.
CEO